Exhibit 4.53

Confirmation Letter

I am a shareholder of Shanghai Youying E-commerce Co., Ltd. (“the Company”).  As the shareholder of the company, I hereby confirm, undertake and guarantee that any successors, creditors or any other persons who are entitled to claim rights and interests to my equity interests under certain circumstances including merger, division and dissolution and liquidation or other cases affecting the exercise of my shareholder rights, will not take any action in any ways that may affect or prevent performance of my obligations under VIE Agreements (including Exclusive Option Agreement, Equity Pledge Agreement, Exclusive Business Cooperation Agreement and Power of Attorney executed on    ,2017, the “VIE Agreements”).  I further confirm and promise that the VIE Agreement and all my shareholder’s rights and obligations under such agreements are equally legally binding upon my successors.

I further promise that when applicable laws of the People’s Republic of China (“China” or “PRC”) allows Yanhua Network Technology (Shanghai) Co., Ltd. (the “FIE”) to conduct businesses (including but not limited to the Internet payment services) operated by the Company and its subsidiaries, I will procure the termination of the VIE Agreements.  Without prejudice to the applicable PRC law, at the termination of the VIE Agreements, I shall return any consideration paid by the FIE in acquiring the equity of the Company to the FIE or other entities designated by it.

This Confirmation Letter will take effect upon the date of execution.

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This page is signature page of Confirmation Letter.

Confirmor: Tairan Guo

Signature:

Date: